SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

ZYMOGENETICS, INC.

(Name of Subject Company)

ZYMOGENETICS, INC.

(Name of Person Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

98985T109

(CUSIP Number of Class of Securities)

James A. Johnson

Executive Vice President, Chief Financial Officer, Secretary and Treasurer

1201 Eastlake Avenue East,

Seattle, Washington 98102

(206) 442-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter F. Kerman

Joshua M. Dubofsky

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

(650) 328-4600

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following FAQ has been posted on ZymoGenetics, Inc.’s internal employee website:

Q&A Bristol-Myers Squibb Acquires ZymoGenetics

9/7/10

Why did the Board decide to sell the company?

We did not set out to sell the company. However, the Board of Directors has a fiduciary responsibility to discuss and investigate any credible offer made by interested third parties.

Bristol-Myers Squibb and ZymoGenetics have had a successful ongoing partnership to develop and commercialize IFN-lambda. In May of this year, Bristol approached the Board with a proposal to acquire the Company. After deliberation, the Board decided that it was in the best interest of shareholders to pursue the discussion with Bristol. Through these discussions, Bristol ultimately offered to purchase all of the outstanding shares at a price of $9.75 per share. In consultation with the Company’s legal and financial advisors, the Board determined that accepting the offer was in the best interest of shareholders.

Why now, when news at AASLD and IL-21 overall survival results will be available later this year?

Although we believe there is a great deal of long-term potential in our pipeline candidates, there is also substantial risk ahead, both related to the programs themselves as well as our ability to continue to fund them over the next several years. Based on an assessment of the various risks associated with our business and the terms of Bristol’s offer to acquire the Company, the Board of Directors determined this transaction to be in the best interests of the company’s shareholders.

What is the offer price?

Bristol’s offer price for the Company is $9.75 per share in cash. The board went through an extensive process to understand the value of the Company. While we believe we have many promising programs, there is still meaningful clinical and financial risk associated with successfully bringing these programs to market. Additionally, we face intense competition with respect to our marketed product Recothrom. In considering all of these factors, the Board determined that accepting the proposal from Bristol was in the best interest of the Company’s Shareholders.

What consideration did the Board give to the Company’s current stock price?

The Board considered many factors in evaluating the offer from Bristol including measures of the intrinsic value of the Company and the share price trading history. Overall, the Board believes that the offer price of $9.75 is a full and fair price for the Company and is in the best interest of shareholders.

Is the decision final?

The Board of Directors has approved the transaction with BMS, and ZymoGenetics and BMS have entered into a definitive merger agreement. Subject to the satisfaction of certain conditions, including at least a majority of outstanding shares of our common stock being tendered into the tender offer, ZymoGenetics will become a wholly owned subsidiary of BMS.

Could there be other offers at this time or a bidding war for ZymoGenetics?

The Board of Directors has approved the transaction with BMS, and the Company and BMS have entered into a definitive merger agreement, which contains a provision under which we have agreed not to solicit any competing offers for the company. However, during the tender period there is a possibility a third party could present a superior offer for the Company. We cannot estimate the probability of a third party presenting a superior offer, and the definitive merger agreement contains certain provisions regarding the parties’ rights and obligations in the case of such a third party offer.

Is the tender offer subject to a shareholder vote?

No—with the structure of the transaction, and the assumption that a sufficient number of shares will be tendered in the offer, the transaction is not subject to a shareholder vote. Because the tender offer is an offer to buy the securities of our shareholders, a ZymoGenetics shareholder will be able to express his or her support or objections to the tender offer though his or her decision whether to tender shares to BMS.

Was the restructuring last year done to prepare the Company for a sale?

Absolutely not. The changes last year were made to enable the Company to succeed over the long term. They were made in response to the challenging environment and the need to reduce our operating expenses during a challenging funding environment. We made those changes with a view towards our long term financial stability and independence.

How was the offer price determined?

BMS made an initial indication of interest in acquiring the Company at a price range that represented a substantial premium to the current market value of our stock. The Board evaluated this offer in consultation with its legal and financial advisors. Through further discussion and negotiation, the offer price for the Company was increased to $9.75 per share, which our Board accepted.

How does the price premium compare to other biotech acquisitions?

The offer of $9.75 per share represents a 77% premium to our previous closing price of $5.51. Additionally, the offer represents a premium of 104% to the average trading price of the Company over the past 30 days and 119% versus the average trading price over the past 90 days. We believe that this premium compares favorably to those achieved in other biotech acquisitions, although the Board considered many factors in evaluating the offer from Bristol in addition to premium.

How long will it take for the acquisition to close?

That depends on a number of factors, including the timetable to gain antitrust clearance, the length of the tender offer period and whether or not a shareholders’ meeting will be required. Most likely, it will take one to four months.

When will details of the transaction be made public?

The press release issued today contains a general overview of the transaction. More details of the transaction will be filed with the SEC when the tender offer is commenced.

Will this impact clinical trials that are underway?

As far as we know now, the transaction will not impact any of the clinical trials now underway.

Will ZGEN shares convert to BMY shares?

No. Shareholders will have the opportunity to tender their shares and receive $9.75 in cash per share.

What is the new business strategy? How does the acquisition affect the Company’s goals?

BMS will take the time to evaluate both existing and new projects and will discuss their plans at a later date. The addition of ZymoGenetics and our capabilities furthers BMS strategy to transform into a new biopharma company, and they are excited to have us become part of their company. Of course, until the close, and until decisions are made, we should operate as ‘business as usual.’

Will IL-31 mAb still go into the clinic next year?

We will continue to move toward that milestone in the first half of 2011, but ultimately decisions about the program will be made by BMS, assuming the merger is completed.

Will BMS continue to maintain a facility in Seattle?

Until and unless the transaction closes, BMS cannot make or communicate to us decisions such as those regarding the scope of ZymoGenetics’ continuing operations in Seattle. We expect these decisions will be made over the next several months while the tender offer is made and the acquisition is completed. BMS has informed us that it does not have any near-term plans to close the Seattle site at least through 2011.

What will be the scope of the continuing ZymoGenetics business within BMS?

Until and unless the transaction closes, BMS cannot make or communicate to us decisions such as those regarding the scope of ZymoGenetics’ continuing operations as a BMS subsidiary. We expect these decisions will be made over the next several months while the tender offer is made and the acquisition is completed.

Will there be some kind of joint committee or process for the acquisition?

The merger agreement calls for a joint Transition committee to develop a transition plan for the integration of the two companies; Jim Johnson will be the lead representative for ZymoGenetics. Leni Ramos will also represent ZymoGenetics on the Transition committee. When the acquisition is complete, BMS will have full power to make decisions about what changes will be made, but through the committee we will have input as to how and when the changes take place.

What will happen to RECOTHROM- will BMS sell it off or keep it? What will happen to RECOTHROM field people?

BMS recognizes the significant growth trajectory, increased sales & market share momentum this year; they are committed to continuing to build on the hard work of the commercial organization in launching Recothrom in a highly competitive market.

Employee Q&A

What provisions have been made for the Company’s employees as part of the transaction?

The Company has adopted a Severance and Retention plan that will ensure current employees will be treated at least as well as former employees affected by the 2009 reductions in force. In addition, the Merger Agreement provides that all employees who become employees of BMS will receive the benefit of their ZGEN seniority with respect to applicable BMS benefit plans. There are also additional incentives provided to employees who remain during the completion of the transaction and, potentially, for transitional assignments.

Which employees will be retained and which will be terminated?

BMS has not yet told us what parts of the Company BMS will continue to operate and which of those parts, if any, will remain in Seattle. We expect to know this in the next two to three months and we will provide more information on this as soon as it is available.

Can we apply for jobs at BMS? If I take a job with BMS, will that affect a severance agreement and vesting of stock options?

We expect that some portion of our employees may be asked to stay on and work for BMS. Regardless of whether or not you accept that offer, your stock options will fully vest and get cashed out based on the difference between the $9.75 purchase price and exercise price of the options. Severance benefits will be paid to you only if you are not offered a job by BMS or if you decline the offer for good reason. Severance benefits will not be available if you resign.

What is the severance package?

The severance package is consistent with what has been provided to ZymoGenetics employees in the past. If your employment is terminated (other than for cause), you will receive six weeks of pay plus two additional weeks for each year of service with the Company, subject to certain minimum amounts.

Will I have healthcare benefits after the acquisition is finalized?

Healthcare benefits will be provided regardless of your situation. If your employment is terminated, you will continue to receive the healthcare benefits you currently have for the same period as you receive severance pay. If you continue employment with BMS, you will either continue to be covered under the existing ZymoGenetics plans or offered healthcare benefits under a similar BMS plan.

What will happen to my stock options when the deal closes?

All of your unvested stock options will become fully vested when the merger closes, and you will receive cash for the value of all of your options. The value will be calculated as the difference between the merger price of $9.75 per share and the exercise price of the options.

What will happen to our 2010 bonuses?

Under the terms of the merger agreement, you will be paid your bonus at 100% of target for 2010 within 10 days after closing of the transaction.

What about my unused vacation hours?

If your employment is terminated, you will receive a cash payment in lieu of your vacation time. The cash payment will equal the number of hours you have available times your hourly rate of pay.

Will my 401K move or stay at Schwab?

For now, the ZymoGenetics 401(k) Retirement Plan will be maintained at Schwab. You will be notified in advance when any changes to the Plan will occur.

Will my unvested 401K balances fully vest?

In the event that the Plan is terminated, then unvested balances will fully vest.

How does the WARN Act notice work and how will BMS implement it?

The WARN Act applies when major layoffs occur, and it requires a certain notice period before an employee’s pay is discontinued. BMS has not made any decisions about the scope of continuing operations here in Seattle after the transaction is completed, so speculation about WARN Act provisions is not appropriate.

Should I start looking for a job now or wait until the transaction is finalized?

There are three incentives for staying with the Company through the closing of the merger:

1.	You will be paid your bonus at 100% of target for 2010 within 10 days after closing;

2.	You will receive a special retention bonus equal to one month of base salary if the merger is completed by October 21, two months of base salary if the merger is completed after October 21 but before December 9, and if it takes longer than that, two months of base salary plus half a month’s pay for each month you stay after December 9 until the transaction is completed, and like your regular bonus, it will be paid within 10 days after closing; and

3.	All of your unvested stock options will become fully vested, so by waiting you will gain the value of unvested stock options (i.e. the difference between $9.75 and the exercise price for each option).

4.	In addition, while the transaction close is an important milestone, it is certainly not the end of the important work we do. BMS will formally begin integration upon the transaction close, and is committed to the ongoing, continued success of our work and its impact on patients. Decisions about positions and people will be made following the close.

If I leave Zymo and take a job outside the Company before the transaction closes, will my unvested options vest?

No. The vesting of unvested options does not occur until the merger closes, so if you leave before, you will not get this benefit.

How would my severance package compare to the one employees got who were laid off last year? Was theirs better?

There is no difference. The severance package that will be given to anyone who loses their job on account of the merger is the same as what was given to employees who lost their jobs in 2009. If your employment is terminated (other than for cause), you will receive six weeks of pay plus two additional weeks for each year of service with the Company, subject to certain minimum amounts.

Will this impact employees who were laid off last year in any way?

There is no direct impact on those employees who were laid off in 2009. Indirectly, if anyone still holds shares or vested options (given that they had one year to complete the exercise of vested options), they will benefit from the higher stock price.

I was about to hire someone- should I stop efforts to hire, since we’ll be acquired?

It will be challenging to hire new employees during this interim period while we are waiting for the transaction to be completed. Unless the position is critical to activities that must be done during this time period, you will need to wait to make the hire. You should contact your supervisor or ZMC representative if you need guidance in any specific situation.

May I discuss the acquisition with individuals outside of ZymoGenetics?

Throughout the coming weeks you may learn information and details that have not yet been publicly disclosed. This information could be construed as material, non-public information and should not be shared with anyone outside ZymoGenetics. Disclosure of such non-public information could result in criminal or civil liability to you as well as harm to the Company.

What can I say about the acquisition to people outside ZymoGenetics?

Communications regarding a proposed tender offer are regulated by the Securities and Exchange Commission, so we all need to be careful about external communications regarding the proposed acquisition. You can repeat what is in the press release or this Q&A to people outside ZymoGenetics. If you need to communicate with a vendor or partner, please check with your VP or ZMC member for further guidance.

Remember that only Authorized Spokespersons have the authority to communicate publicly on Company matters. Any inquiries from media or other similar external parties should be referred to Susan Specht in Corporate Communications. It is critical that employees remember that distribution of emails and chat room use are considered public communications. If you have any questions about how to respond to a particular inquiry, please contact Demi Allen or Jim Johnson.

What if I receive calls from the media, investors or analysts?

If you are contacted directly by the press, an analyst or anyone else outside ZymoGenetics, you should direct the inquiry to Susan Specht in Corporate Communications.

Can I still attend medical conferences I’d planned to go to? Should I still go to AASLD?

Over the next several months, our goal is to operate our business the same way we would have if this transaction had never come about. Although we don’t believe there are any hurdles to completing the transaction, it is difficult to know this for certain. For that reason, we need to keep everything moving forward according to our operating plans. In most cases, that means following through on things that have been planned for the future. There may be some exceptions, however, so any questions like this should be discussed with your supervisor and/or ZMC representative.

What should I tell our suppliers/vendors about this? Will this impact our agreements with them?

We will be formally reaching out to our major collaborators, vendors and other partners to let them know about the transaction. However, for now, the relationships should not be impacted in any way. The basic message to them should be that it will continue to be business as usual.

Should I cancel agreements with vendors now or wait until the contracts expire?

No agreement should be cancelled. Until the transaction closes, which is expected to be sometime between now and the end of the year, it will continue to be business as usual. New agreements may require special approvals, however, so please consult with your ZMC member to determine whether any new procedures will be required for a new agreement.

How will this impact our research collaborations?

There should be no immediate impact on any of our collaborations. Until the transaction closes, which is expected to be sometime before the end of the year, it will continue to be business as usual. New agreements may require special approvals, however, so please consult with your ZMC member to determine whether any new procedures will be required for a new agreement.

Will ZymoGenetics’ name change?

Following the completion of the tender offer and the subsequent consummation of the merger, ZymoGenetics will become a wholly owned subsidiary of BMS. Any change in name will be determined after the close.

Will our e-mail addresses change?

More information on this will be available after the close.

What will happen to my employee file?

Employee files will become the property of BMS at the time the transaction closes.

Additional Information about the Transaction and Where to Find It

The tender offer has not yet commenced. This communication is neither an offer to buy nor a solicitation of an offer to sell any securities of ZymoGenetics. The solicitation and the offer to buy shares of ZymoGenetics’ common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Zeus Acquisition Corporation, a wholly-owned subsidiary of Bristol-Myers Squibb, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, ZymoGenetics will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer and, if applicable, a proxy statement regarding the merger. Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of ZymoGenetics on Schedule 14D-9, the proxy statement, if applicable, and related materials with respect to the tender offer and the merger, free of charge at the website of the SEC at www.sec.gov, or from the information agent and dealer manager named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by ZymoGenetics under the “Investors & Media” section of ZymoGenetics’ website at www.zymogenetics.com. Investors are advised to read these documents when they become available, including the Solicitation/Recommendation Statement of ZymoGenetics and any amendments thereto, as well as any other documents relating to the tender offer and the merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document, other than purely historical information, including estimates, projections and statements relating to ZymoGenetics’ business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of ZymoGenetics, Bristol-Myers Squibb and Zeus Acquisition Corporation to complete the transactions contemplated by the Agreement and Plan of Merger dated as of September 7, 2010 by and among ZymoGenetics, Bristol-Myers Squibb and Zeus Acquisition Corporation (the “Merger Agreement”), including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the tender offer and the subsequent merger; uncertainties as to how many of ZymoGenetics’ shareholders will tender their shares of common stock in the tender offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the offer or the merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the offer or the merger; the effects of disruption from the transactions on ZymoGenetics’ business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the tender offer or the merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of ZymoGenetics, including ZymoGenetics’ unproven product sales and marketing, manufacturing and commercialization capabilities; strategic partnering activities; product safety; clinical trials and results; legislative and regulatory activity and oversight; intellectual property claims and litigation; the continuing global economic uncertainty and other risks detailed in ZymoGenetics’ public filings with the Securities and Exchange Commission from time to time, including ZymoGenetics’ most recent Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. ZymoGenetics expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.